Mail Stop 6010

Via Facsimile and U.S. Mail


July 5, 2005

Morton Reed, Ph.D.
President and Chairman of the Board
Litfunding Corp.
3700 Pecos McLeod Drive, Suite 100
Las Vegas, Nevada  89121

      Re:	Litfunding Corp.
Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 21, 2005
		File No. 000-49679

Dear Dr. Reed:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page 16

Notes to Consolidated Financial Statements for the years ended
December 31, 2004 and 2003, page 22

3.  Bankruptcy Petition and Reorganization, page 27

1. Please refer to your disclosure regarding your voluntary transfer of the control and the collection of settlement agreements to an IEP distribution agent for the benefit of IEP claimants who comprise class 6 under the terms of the reorganization plan. Please tell us why you believe the Company was effectively relieved of the obligation due to the IEP claimants for the IEP note of approximately
$26.7 million and no longer responsible for this obligation under the terms of the reorganization plan. Please explain to us how this voluntary transfer of the responsibility to monitor and collect the settlement amounts to an IEP distribution agent qualifies as an extinguishment of liabilities under paragraph 16 of SFAS 140.

2. Further, please tell your basis to derecognize the carrying value of the settlement receivables and advances totaling approximately $12.3 million that resulted in a gain on the transfer of approximately $14.1 million. Explain to us how the transfer meets the conditions to be accounted for as a sale under paragraph 9 of SFAS 140.


*    *    *    *


      	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donald Abbott, Senior Staff Accountant, at
(202) 551-3608 if you have questions regarding the comments.
Please
contact me at (202) 551-3679 with any other questions.

								Sincerely,



								Jim B. Rosenberg
						Senior Assistant Chief
						Accountant


Morton Reed Ph.D.
Litfunding Corp
July 1, 2005
Page 3